F O R M    4

                       U.S. SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549
                     STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

          Filed pursuant to Section 16(a) of the Securities Exchange Act of
           1934, Section 17(a) of the Public Utility Holding Company Act of
             1935 or Section 30(f) of the Investment Company Act of 1940

          [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

          1.   Name and Address of Reporting Person*

                    Astoria Capital Partners, L.P.
                    6600 SW 92nd Avenue, Suite 370
                    Portland, OR 97223

          2.   Issuer Name and Ticker or Trading Symbol

                    Eateries, Inc.

          3. IRS Identification Number of Reporting Person, if an Entity (Voluntary)

                    94-3160631

          4.   Statement for Month/Year

                    August 1998

          5.   If Amendment, Date of Original (Month/Year)

                    November 1997

          6.   Relationship of Reporting Person to Issuer
               (Check all applicable)

               [ ]  Director                      [X]  10% Owner
               [ ]  Officer (give title below)    [ ]  Other (specify
                                                       below)


          7.   Individual or Joint/Group Filing
               (Check applicable line)

               [X]  Form filed by one Reporting Person
               []   Form filed by more than one Reporting Person


          *If the Form is filed by more than one Reporting Person, see Instruction 4(b)(v).
          Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.






             Table 1 -- Non-Derivative Securities Acquired, Disposed of,
                                or Beneficially Owned

          1.   Title of Security (Instr. 3)

                    Common Stock, $0.002 par value

          2.   Transaction Date (Month/Day/Year)

                    08/17/98, 08/19/98, 08/20/98

          3.   Transaction Code (Instr. 8)

                    Code P
                    V

          4.   Securities Acquired (A) or Disposed of (D)
               (Instr. 3, 4 and 5)

                    Amount    20,000 shares
                    (A) or (D)A
                    Price     $5.68 per share

                    Amount    40,000 shares
                    (A) or (D)A
                    Price     $5.68 per share

                    Amount    13,000 shares
                    (A) or (D)A
                    Price     $5.90 per share

          5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)

                    574,000 shares

          6.   Ownership Form:  Direct (D) or Indirect (I)
               (Instr. 4)

                    D

          7.   Nature of Indirect Beneficial Ownership
               (Instr. 4)

                    N/A
















                     Table II -- Derivative Securities Acquired,
                          Disposed of, or Beneficially Owned
            (e.g., puts, calls, warrants, options, convertible securities)

          1.   Title of Derivative Security (Instr. 3)

          2.   Conversion or Exercise Price of Derivative Security

          3.   Transaction Date (Month/Day/Year)

          4.   Transaction Code (Instr. 8)

          5.   Number of Derivative Securities Acquired (A) or
               Disposed of (D)
               (Instr. 3, 4 and 5)

          6.   Date Exercisable and Expiration Date (Month/Day/Year)

                    Date Exercisable
                    Expiration Date

          7.   Title and Amount of Underlying Securities (Instr. 3 and 4)

                    Title
                    Amount or Number of Shares

          8.   Price of Derivative Security (Instr. 5)

          9. Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)

          10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)

          11.  Nature of Indirect Beneficial Ownership (Instr. 4)

          Explanation of Responses:



























                              ASTORIA CAPITAL PARTNERS, L.P.



                              By /s/ Richard W. Koe                11/19/98
                              ______________________________       ________
                              Richard W. Koe                         Date
                              General Partner of
                              Astoria Capital Partners, L.P.

          **Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

          Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.





































